

08029118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2008

Washington, DC

SEC FILE NUMBER
8-48000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Equities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
175 W. Jackson Blvd., Suite 1650
                            (No. and Street)

Chicago   Illinois   60604
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edmund Fahey   (312) 939-8040
                                                    (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
              (Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900   Chicago   IL   60604
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, Sigmund Eisenschenk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Resource Equities, L.L.C.**, as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/26/11

_____
Signature

Managing Member _____
Title

_____
Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income
- [x] (d) Statement of Changes in Member's Equity
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2007

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
  RESOURCE EQUITIES LLC
    Chicago, Illinois

We have audited the accompanying statement of financial condition of RESOURCE EQUITIES LLC (an Illinois Limited Liability Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RESOURCE EQUITIES LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 6 and 7 to the financial statements, the Company's inability to meet minimum regulatory capital requirements raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 6, 2008

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash in bank	$	386,517
Securities owned, at market		
Equities		32,384,619
Options		25,721,254
Interest and dividends receivable, net		63,066
Furniture and equipment (net of accumulated depreciation of $606,391)		9,176
Miscellaneous receivables		206,901
Other asset		10,000
TOTAL ASSETS	$	58,781,533

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to clearing broker	$	13,282,680
Securities sold, not yet purchased, at market		
Equities		15,279,306
Options		26,262,793
Accrued expenses		421,079
Total Liabilities		55,245,859
MEMBERS' EQUITY		3,535,675
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	58,781,533

See accompanying notes.

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RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

REVENUES		
Net trading gains	$	4,170,246
Interest and dividend income		3,315,674
Total Revenues		7,485,920
EXPENSES		
Commissions, floor brokerage and clearance		1,873,211
Employee compensation and benefits		2,019,270
Interest and dividend expense		2,469,541
Membership lease		379,297
Consulting and professional fees		35,620
Dues and fees		49,332
Occupancy		86,488
Depreciation		17,860
Market information and data processing		340,525
Other expenses		129,446
Total Expenses		7,400,590
NET INCOME	$	85,330

See accompanying notes.

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

Members' Equity, December 31, 2006	$ 4,715,569
Members' contributions	2,568,542
Members' withdrawals	(3,833,766)
Net income	85,330
Members' Equity, December 31, 2007	$ 3,535,675

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net income	$	85,330
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		17,860
Increase/decrease in operating assets and liabilities:		
Receivable/payable from broker dealer, net	(	7,282,666)
Securities owned, net		9,028,015
Interest and dividends receivable, net	(	25,989)
Miscellaneous receivables	(	202,022)
Accrued expenses	(	90)
Total Adjustments		1,535,108
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,620,438
FINANCING ACTIVITIES		
Members' contributions		-
Members' withdrawals	(	1,265,224)
NET CASH USED IN FINANCING ACTIVITIES	(	1,265,224)
NET INCREASE IN CASH		355,214
CASH BALANCE, BEGINNING OF YEAR		31,303
CASH BALANCE, END OF YEAR	$	386,517
Supplemental Cash Flow Information:		
Cash payments for interest during the year	$	2,191,444
Cash payments for taxes during the year	$	0

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(1)   NATURE OF BUSINESS

RESOURCE EQUITIES, LLC (the "Company") is a limited liability company formed under the Illinois Limited Liability Company Act to trade equity securities and derivative instruments.

(2)   SUMMARY OF SIGNIFICANT POLICIES

Securities owned and securities sold, not yet purchased are carried at quoted market values. Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Purchased equipment and furniture are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3)   INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual members. However, the Company is subject to Illinois replacement tax.

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(4) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of Credit Risk

The Company clears all of its trades through its clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

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RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(4) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Guarantees (continued)

As of December 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2007, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(5) CONCENTRATIONS OF CREDIT RISK

At December 31, 2007, a significant credit concentration consisted of the net receivable from a securities broker/dealers of approximately $6 million which represented the market value of the Company's trading account carried by one of its clearing firms.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital deficit of approximately $(401,119) representing a net capital deficiency of $501,119. Subsequent to year end, the Company's designated regulatory organization, the Chicago Board Options Exchange ("CBOE"), was made aware of this deficiency.

(7) SUBSEQUENT EVENTS

Subsequent to year end, the Company incurred substantial trading losses which have caused it to continue to operate in violation of SEC Rule 15c3-1. Between January 1, 2008 and February 6, 2008, the Company's net loss approximated $3 million. As of February 6, 2008, the Company is continuing its effort to devise a workout plan that is suitable to the SEC and the CBOE. The Company's business plan for 2008 contemplates reduced operating expenses and obtaining additional working capital. The Company's ability to achieve the foregoing elements of its business plan is uncertain.

Between January 1, 2008 and February 6, 2008, there were member contributions of $1,275,000 and withdrawals of $72,000.

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SUPPLEMENTARY INFORMATION

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2007

CREDITS		
Members' equity	$	3,535,675
DEBITS		
Non-allowable assets:		
Furniture and equipment – net	(	9,176)
Miscellaneous receivables	(	206,901)
Other assets	(	10,000)
Blockage charge	(	312,496)
Total Debits	(	538,573)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		2,997,102
Haircuts on securities		
Trading and investment securities haircuts	(	2,054,318)
Undue concentration charges	(	1,343,903)
NET CAPITAL (DEFICIT)	$ (	401,119)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate		
Indebtedness or $100,000)	$	100,000
NET CAPITAL DEFICIENCY	$ (	501,119)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness-specified liabilities		
Accrued expenses	$	421,079
TOTAL AGGREGATE INDEBTEDNESS	$	421,079
Percentage of aggregate indebtedness to net capital		N/A

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 INCLUDED IN COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5 PART IIA WITH COMPUTATION
INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

Net capital per Company's Unaudited Form X-17A-5, Part IIA	$ 125,743
Receivable from member erroneously reflected as allowable asset on Company's filing	(430,990)
Additional undue concentration charges due to overstatement of Tentative Net Capital	(95,872)
Net capital (deficit) per audited report	$ (401,119)

RESOURCE EQUITIES LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

**INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2007

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
RESOURCE EQUITIES LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of RESOURCE EQUITIES LLC (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Resource Equities, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we considered to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements for the year ended December 31, 2007 and this report does not affect our report thereon dated. We noted a weakness in the accounting system which contributed materially to erroneous computations of the Company's net capital pursuant to Rule 15c3-1. The Company misclassified certain member deficits as allowable receivables. The effect of this error resulted in a material overstatement of net capital and accordingly, presented the Company as being in compliance with its net capital requirement when, in fact, it was deficient at December 31, 2007 and for a period of time before and after such date.

Our review indicated that the Company, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2007, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
February 6, 2008

END

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